

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

Re: **CGI Group Inc.**
      Form 40-F for the year ended September 30, 2013
      Filed December 23, 2013
      File No. 000-29716

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended September 30, 2013

Consolidated Balance Sheets, page 8

1.   Please provide a detailed explanation for the increase in the work in progress balance between the respective periods.

19. Share-based payments, page 44

2.   We note your disclosure on page 8 relating to a Share Purchase Plan. Please tell us and disclose in future filings the terms of and the accounting accorded to this plan.

25. Investments in subsidiaries, page 48

3.   We note that subsequent adjustments were made to Logica plc.'s purchase price allocation. Please explain to us in further detail the pertinent factors that attributed to the purchase price allocation adjustments. For example, please provide us with further details of the supplementary information obtained related to contract accounting that caused adjustments to various balances. In your explanation please include when you obtained the additional information that caused the adjustment.

4.   Please tell us whether the adjustments to Logica plc.'s purchase price allocation had any material effect to the statement of earnings (e.g., depreciation, amortization or other income effects). Refer to paragraph 49 of IFRS 3.

5.   We note that current assets in the final purchase price allocation include accounts receivable with a fair value of $866.8 million, which is a decrease of approximately $195.1 million or 18% from the balance of $1,061.9 million as of June 30, 2012 disclosed in Schedule C of Exhibit 99.1 included in form 6-K filed November 5, 2012. Please provide us with a detailed explanation for the significant decrease in the accounts receivable balance.

6.   In addition to above, we also note that you disclose in note 5a of Schedule C referenced above that pro forma adjustments were made to various balance sheet accounts to align Logica's revenue recognition accounting policies with those of CGI. Please explain to us in detail the differences between the revenue recognition policies and quantify the impact to the related balance sheet accounts. In your response it would be helpful to include a schedule that reconciles Logica's carrying balance as of the acquisition date to the final purchase price allocation amount.

Management's Discussion and Analysis

3.6 Adjusted EBIT by segment, page 19

7.   We note your disclosure in note 22 to the financial statements relating to tax credits netted against salaries and other member costs. Please tell us how you considered disclosing the effect of these credits to adjusted EBIT by segment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief